Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-109215

Supplement to Prospectus Supplement, dated November 19, 2003; Prospectus, dated October 1, 2003; and Letter of Transmittal, dated November 19, 2003.

                              Republic of Colombia

Invitation to holders of its U.S. $500,000,000 9.75% Puttable or Mandatorily Exchangeable Bonds due 2009 ("Old Bonds") to submit, in a modified Dutch Auction, offers to exchange up to U.S. $250,000,000 principal amount of Old Bonds for a combination of new 9.75% Bonds due 2009 ("New Bonds") and a U.S. dollar cash amount.

         Colombia is amending the Invitation procedures so that if noncompetitive offers are submitted with respect to greater than U.S. $250,000,000 principal amount of Old Bonds, Colombia will accept all of the noncompetitive offers submitted, if it accepts any offers.

         Colombia has also extended the Invitation so that offers to exchange may be submitted or withdrawn until 5:00 P.M., New York City time, on Wednesday, November 26, 2003. The results of the auction will be announced at or around 5:00 P.M., New York City time, on November 28, 2003. The Settlement Date for the Invitation is expected to be December 5, 2003.

         This Supplement amends certain information provided in the Republic of Colombia's Prospectus Supplement and Letter of Transmittal, each dated November 19, 2003. Capitalized terms used but not defined in this Supplement have the meanings ascribed to them in the Prospectus Supplement and the Prospectus, as applicable.

Prospectus Supplement
---------------------

         In the "Summary--Maximum Size of the Invitation" section, the first sentence is replaced with "Colombia will issue no more than U.S. $250,000,000 aggregate principal amount of New Bonds pursuant to the Invitation, except to the extent required for the acceptance of all noncompetitive offers and to effect the proration of competitive offers."

         In the "Summary--The Invitation--Procedures for the Invitation; Determination of Clearing Cash Payment" section, the second through the last paragraphs are replaced with:

         "The Invitation will be conducted pursuant to a modified Dutch auction process. If noncompetitive offers for greater than U.S. $250,000,000 aggregate principal amount of Old Bonds are submitted, Colombia will accept all of the noncompetitive offers submitted and the Clearing Cash Payment will equal the Minimum Cash Payment. As a result of Colombia's acceptance of all noncompetitive offers, the aggregate principal amount of Old Bonds accepted for exchange may exceed U.S. $250,000,000.

         Once Colombia selects a Clearing Cash Payment, it will accept for exchange all properly submitted: (1) noncompetitive offers; and (2) all competitive offers specifying an Offer Price at or below the Clearing Cash Payment, subject to proration as described below.

         You will be entitled to receive the benefit of the Clearing Cash Payment if your offer is accepted by Colombia. You will receive this benefit even if you made a competitive offer specifying a lower Offer Price or made a noncompetitive offer. The Clearing Cash Payment will not be less than the Minimum Cash Payment.

         If Colombia determines to accept any offers, at or around 5:00 P.M., New York City time, on the Announcement Date, it will announce the Clearing Cash Payment, the aggregate principal amount of Old Bonds accepted for exchange and information with respect to any proration of competitive offers."

         In the "Summary--The Invitation--Proration of Offers" section, the first sentence is deleted.

         In the "Summary--The Invitation--Proration of Offers" section, in the first sentence of the second paragraph, the word "proration" is replaced with "the proration of competitive offers."

         In "the Terms of the Invitation--Maximum Size of the Invitation" section, the first sentence is replaced with "Colombia will issue no more than U.S. $250,000,000 aggregate principal amount of New Bonds pursuant to the Invitation, except to the extent required for the acceptance of all noncompetitive offers and to effect the proration of competitive offers."

         In the "Terms of the Invitation--Invitation Procedures--Noncompetitive Offers" section, the third paragraph is deleted.

         In the "Terms of the Invitation--Invitation Procedures--Discretion on the Part of Colombia; Selection of Clearing Cash Payment; Acceptance of Offers; Proration" section, the second full paragraph is replaced with "If noncompetitive offers for greater than U.S. $250,000,000 aggregate principal amount of Old Bonds are submitted, Colombia will accept all such noncompetitive offers, will reject all competitive offers and the Clearing Cash Payment will equal the Minimum Cash Payment. As a result of Colombia's acceptance of all noncompetitive offers, the aggregate principal amount of Old Bonds accepted in the Invitation may exceed U.S. $250,000,000."

         In the "Terms of the Invitation-- Invitation Procedures--Discretion on the Part of Colombia; Selection of Clearing Cash Payment; Acceptance of Offers; Proration" section, in the second bullet point of the second set of bullets, the words "in each case" are deleted.

         In "Annex A," in the first sentence, the word "subsidiary" is replaced with "subsidiary or affiliate."

         In "Annex A," the words "Bancolombia S.A." are replaced with "Bancolombia S.A. - Comisionista de Colombia S.A."

         In "Annex A," the words "Citibank Colombia" are replaced with "Citibank S.A.- Citivalores S.A."

Letter of Transmittal

         In the "Signature Annex--Notice of Solicited Offers" section, in the second paragraph, the parenthetical is replaced with "(or whose subsidiary or affiliate solicited and obtained)."

         In the "Signature Annex--Notice of Solicited Offers" section, the words "Bancolombia S.A." are replaced with "Bancolombia S.A. - Comisionista de Colombia S.A."

         In the "Signature Annex--Notice of Solicited Offers" section, the words "Citibank Colombia" are replaced with "Citibank S.A.- Citivalores S.A."